SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2021

Commission File Number 0-28800

DRDGOLD Limited

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Cycad House, Building 17, Ground Floor

Weltevreden Park

South Africa, 1709

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2021, incorporated by reference herein:

Exhibits

99.1	Release dated February 16, 2021, “CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 AND DIVIDEND DECLARATION”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 16, 2021	By:	/s/ Riaan Davel
	Name:	Riaan Davel
	Title:	Chief Financial Officer

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